UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 21)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901109 108
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,313,999
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,313,999
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,313,999
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,252,406
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,252,406
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,252,406
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,533,255
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,533,255
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
TUTOR MARITAL PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,528,338
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,528,338
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,528,338
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

Introduction

This Amendment No. 21 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the “Original Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, as amended by Amendment No. 4 previously filed on September 20, 2010, as amended by Amendment No. 5 previously filed on December 2, 2010, as amended by Amendment No. 6 previously filed on March 18, 2011, as amended by Amendment No. 7 previously filed on May 20, 2011, as amended by Amendment No. 8 previously filed on June 7, 2011, as amended by Amendment No. 9 previously filed on August 18, 2011, as amended by Amendment No. 10 previously filed on August 26, 2011, as amended by Amendment No. 11 previously filed on September 16, 2011, as amended by Amendment No. 12 previously filed on December 6, 2011, as amended by Amendment No. 13 previously filed on March 6, 2012 as amended by Amendment No. 14 previously filed on March 21, 2012, as amended by Amendment No. 15 previously filed on September 21, 2012, as amended by Amendment No. 16 previously filed on November 29, 2012, as amended by Amendment No. 17 previously filed on May 22, 2013, as amended by Amendment No. 18 previously filed on May 15, 2014, as amended by Amendment No. 19 previously filed on March 26, 2015, and as amended by Amendment No. 20 previously filed on June 11, 2020 (as amended through the date hereof, the “Schedule 13D”) relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT"), the Ronald N. Tutor 2009 Dynasty Trust (the "DT") and the Tutor Marital Property Trust (the “TMPT”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the net disposition of 660,990 shares of Common Stock by the SPT and TMPT between June 18, 2020 and June 11, 2021.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

The following information hereby is added to the existing disclosure:

Between June 18, 2020 and June 11, 2021, the SPT and TMPT disposed of 660,990 net shares of Common Stock beneficially owned by Mr. Tutor.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 51,072,182 shares of Common Stock outstanding as of June 11, 2021, plus 965,033 shares that TMPT has the right to acquire upon the exercise of stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.

(a), (b)   As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has shared voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)     Mr. Tutor may be deemed to have beneficial ownership of 8,313,999 shares of Common Stock, or 16.0%, with respect to which Mr. Tutor has shared voting power and shared dispositive power over 8,313,999 of such shares.

Mr. Tutor may be deemed to have beneficial ownership of 4,252,406 shares of Common Stock owned by the SPT and 2,528,338 shares of Common Stock owned by the TMPT, which includes 965,033 stock options that are currently exercisable or will first become exercisable within 60 days of the date hereof.  Mr. Tutor is the beneficiary and trustee of the SPT and TMPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries. Robert Nida is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)     The SPT may be deemed to have beneficial ownership of 4,252,406 shares of Common Stock, or 8.3%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by the DT or TMPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)     The DT may be deemed to have beneficial ownership of 1,533,255 shares of Common Stock, or 3.0%.  The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by the SPT or the TMPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iv)     The TMPT may be deemed to have beneficial ownership of 2,528,338 shares of Common Stock, or 4.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the TMPT that it is the beneficial owner of any of the Common Stock held by the DT or SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)          Transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to this Amendment are described in Schedule A and incorporated herein by reference.

(d)          Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2021

RONALD N. TUTOR

/s/ Ronald N. Tutor
BY: RONALD N. TUTOR

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/ Ronald N. Tutor
BY: RONALD N. TUTOR

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/ Ronald N. Tutor
BY: RONALD N. TUTOR

TUTOR MARITAL
PROPERTY TRUST

/s/ Ronald N. Tutor
BY: RONALD N. TUTOR

SCHEDULE A
The following transactions in Common Stock were effected in the sixty days prior to the filing of this Amendment:

Party	Date of Transactions	Number of Shares	Price Per Share	Nature of Transaction(7)
Ronald N. Tutor Separate Property Trust	06/04/2021	50,000	$15.50(1)	Disposition of Common Stock
Ronald N. Tutor Separate Property Trust	06/07/2021	71,346	$15.51(2)	Disposition of Common Stock
Ronald N. Tutor Separate Property Trust	06/08/2021	77,349	$15.59(3)	Disposition of Common Stock
Ronald N. Tutor Separate Property Trust	06/09/2021	145,000	$15.46(4)	Disposition of Common Stock
Ronald N. Tutor Separate Property Trust	06/10/2021	120,000	$15.19(5)	Disposition of Common Stock
Ronald N. Tutor Separate Property Trust	06/11/2021	66,740	$14.71(6)	Disposition of Common Stock
____________________________________________________________________
(1) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.37 to $15.60, inclusive, as disclosed in the related Form 4 filing.
(2) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.44 to $15.60, inclusive, as disclosed in the related Form 4 filing.
(3) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.30 to $15.68, inclusive, as disclosed in the related Form 4 filing.
(4) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.42 to $15.53, inclusive, as disclosed in the related Form 4 filing.
(5) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.94 to $15.67, inclusive, as disclosed in the related Form 4 filing.
(6) Price per share reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $14.57 to $15.23, inclusive, as disclosed in the related Form 4 filing.
(7) Dispositions of Common Stock were previously reported on a Form 4 filing as required pursuant to Section 16 of the Securities Exchange Act of 1934.